
July 21, 2014

Via E-mail
Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

      Re: Ekso Bionics Holdings, Inc.
              Form 8-K
              Filed January 23, 2014
              File No. 333-181229

Dear Mr. Harding:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jay Ingram

                  Jay Ingram
                  Legal Branch Chief

cc: Michelle L. Basil (*via e-mail*)
       Nutter McClennen & Fish LLP